FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

G:\ggk\lmc\002-208.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 27 May 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

G:\ggk\lmc\002-208.doc

Jupiters LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

EARNINGS GUIDANCE RECONFIRMED

Following recent press reports this announcement is intended to clarify and update the market regarding the operational status of Jupiters Limited business units and to reconfirm earnings guidance for the June 2002 financial year.

On the 24th April, following a successful test period in the Treasury casino, the Queensland Office of Gaming Regulation (QOGR) granted approval for the deployment of the Cougar gaming machine monitoring system, enabling the roll out of new gaming machines to the main floor of the Treasury casino which is now underway. In addition the Cougar system is under test at Jupiters casino with QOGR approval for deployment to the main floor expected within the next two weeks. The testing of Cougar at Jupiters Townsville is expected to commence before the end of this financial year.

As indicated in the interim result the delay in deploying the Cougar system significantly impacted the performance of the main gaming floor in the first half of this financial year. This impact has carried over into the second half and is not expected to materially improve until the first half of FY03 when a significant number of new machines will have been deployed.

The trial of Jupiters Keno in 30 Stanley Leisure Betting shops in the North of England concluded on May 15, 2002. The second phase was very successful generating almost double the turnover of phase one. However it remains the case that full deployment of the game is not financially viable until the UK betting shop owners have installed a real time network, which is at least 12 months away. It is therefore unlikely that the Jupiters Keno game will be deployed in betting shops in the UK in the short term.

Since the interim result Jupiters has continued to post a higher than theoretical win rate in the commission play business. When the effect of these incremental earnings is removed and an adjustment made to allow for the impact of the $10m adverse tax ruling provided for in the interim result, Jupiters still expects to achieve low double digit after tax profit growth for the financial year ending June 2002 when compared to a similarly normalised result for the prior corresponding period. This double digit profit growth is supported by strong performances from the Centrebet sports betting business and the wide area networked products of Keno and gaming machine monitoring. Centrebet in particular has continued to grow strongly during the current period and has maintained a satisfactory win rate.

For further information, please contact:
Rob Hines
Managing Director & Chief Executive Officer
Ph: (07) 5584 8900

27 May 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 ordinary shareholders and over 5,100 Jupiters RPS securityholders and employs over 5,200 staff.

G:\ggk\lmc\002-207.doc